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                                   EXHIBIT 11
       STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE - (UNAUDITED)

                                               For the Three Months Ended
                                                       December 31,
                                             -------------------------------
(dollars in thousands except per                 2003             2002
               share amounts)
----------------------------------------     --------------   --------------
Net earnings                                   $    (680)        $     704
Effect of conversion of preferred                    101               100
securities
Diluted earnings per share                          (579)              804
Weighted average common shares
outstanding                                    3,012,434         3,012,434
Effect of conversion of preferred
securities (1)                                 1,371,429         1,371,429
Common stock equivalents due to
dilutive effect of stock options (1)              39,601            24,254

Total weighted average common shares
and common share equivalents
outstanding (1)                                4,423,464         4,408,117
Basic earnings (loss) per common share            $(0.23)            $0.23
Diluted earnings (loss) per common
share                                             $(0.23)            $0.18
(1) Effect of conversion of preferred securities and dilutive effect of stock options are not considered in the calculation of earnings per share because the impact is antidilutive.
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